EXHIBIT 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of Constellation Energy Partners LLC on Form S-3 of our report dated September 13, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to supplemental information), relating to the financial statements of AMVEST Osage, Inc. as of July 31, 2006 and 2005 and for each of the three years in the period ended July 31, 2006 appearing in the Current Report on Form 8-K/A filed on September 14, 2007 by Constellation Energy Partners LLC and to the reference to us under the heading “Experts” in the Prospectuses, which are part of this Registration Statement.

/s/ Deloitte & Touche LLP
Richmond, Virginia
January 28, 2008